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Pearachute `2nd campaign`   **Switch to edit mode**

Drop into the best kids' activities in your city

`WOMEN FOUNDERS` `EDUCATION` `LATINO FOUNDERS` `LIFESTYLE` `TECH` `KIDS` `MARKETPLACES`



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$11,175
RAISED OF $25K MINIMUM GOAL *i*

FROM
28 investors

TIME LEFT TO INVEST
62 days

Invest in Pearachute

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Highlights:

- Featured this month on ABC's Shark Tank.

- Innovative platform that helps parents discover and book the best children's activities.

- 20% MoM user growth, 490% increase in available classes and spot each month, 60% reduction in user churn since January.

- $100B and growing market opportunity.

- Backed by Techstars Ventures, Chicago Ventures, the founders of OKCupid, HotelTonight, SitterCity, and more.

- Loved by partners: fills classes, increases revenue, and builds long-term memberships.

Since our first campaign:

We were so thrilled and flattered by the outpouring of investment from the Republic community in our last campaign, raising just under $250K, nearly 5X our initial goal.

In just 7 months, a lot has happened on the platform and with the valuation of the

Deal terms

Funding goal *i*	Investment size
$25K – $287K	min $25, max $107K

Deadline *i*
December 31, 2017

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
10%	$15,000,000

Perks
Get additional perks from Pearachute for your investment

INVEST
$25

RECEIVE
Receive a 50% discount on any Pearachute plan for one month.

business. After our Republic campaign we closed our Seed round, raising just under $2M from our existing investors, we hired a full stack tech team, launched the first versions of our iOS and Android apps, launched San Francisco and acquired a competitor in Washington, D.C.

We've reduced churn to the lowest in the industry, one month getting as low as 1.8%. We continue to profitably acquire customers, maintaining a consistent customer acquisition cost for nearly 10 months, and our CAC to LTV ratio is 1:6.

But most important, we've discovered with confidence that we've created a product that people love, that brings families closer together and fuels local businesses.

Parents want to spend meaningful time with their children, but activities are hard to find and even harder to book.

At Pearachute, we believe parents and children should spend more time playing and less time planning. But parents of children under 5 face a dilemma. We want our children to discover new activities they love, so we sign them up for art, swimming, music, and soccer.

But by the third visit, our 2 year old is crying in the corner or refusing to get in the water, and they still have 9 sessions left that can't be refunded.

Unfortunately, the family activity industry is out of touch with today's parents. Activity centers are poorly marketed and lock parents into expensive 10-12 week sessions for children too young to know what they like.

This is why we created Pearachute.

Pearachute is changing the way parents and children share, discover, learn and play.

Pearachute is a monthly membership club that makes it easy for parents and caregivers to discover, book, and *drop* into the best family activities in your city all at the touch of a button all for one affordable rate.

  

Discover — Filter thousands of classes by age, activity, neighborhood and more.

Drop In — Book instantly at the touch of a button - no forms, no hassle.

Enjoy — Create new memories and spend more meaningful time together.

Invest $25

INVEST
$50
RECEIVE
Receive one 5 Credit Flex Pack or select between a Pearachute T-Shirt or water bottle

Invest $50

INVEST
$100
RECEIVE
Select a Pearachute T-Shirt or water bottle and receive a $50 gift card for the app.

Invest $100

INVEST
$250
RECEIVE
Receive a T-shirt, water bottle and a $100 gift card for the app.

Invest $250

INVEST
$1,000
RECEIVE
6 months of the Everyday Play plan and a T-Shirt and water bottle.

Invest $1,000

INVEST
$5,000
RECEIVE
12 months of the Everyday Play plan, T-Shirt, water bottle, and a social media shout out!

Invest $5,000

INVEST
$25,000 or more
RECEIVE
A role on the advisory board and 12 months of the Everyday Play plan, T-Shirt, water bottle, and a social media shout out!

QUANTITY
Limited (2 left of 2)

Invest $25,000

Here’s how it works:

1. Parents choose from three, six, or unlimited classes each month on PearachuteKids.com

2. Immediately, they can begin searching from the thousands of family friendly activities all over the city. They can even filter by their child’s age or interest.



3. Parents simply select a class, click “drop-in,” and select who will attend. Then they’re ready to play! It’s that easy!



Parents love it!

“I try to find new art, sports or drop off play classes and let him try one of everything. We can get in a rut with activities and Pearachute is great for keep-ing my 4 year old happy and interested!"
– Macaire Douglas
Pearachute Member



Documents



Official filing on SEC.gov

Form C

Company documents

Pearachute Crowd Safe

Pearachute Submitted Form C.pdf

We work with over 850 partner companies in Chicago, Dallas/Fort Worth, Kansas City, San Francisco and Washington, D.C. and that number is growing by the day.


Activities for everyone
Adventurers
Creative Spirits
Family Time
Fit & Fun
Little Ones
Preschool Prep

Activities range from arts & music, to dance, to learning & development, to storytime, to sports - we have activities to suit the whims of any child.

Swim schools	Animals	Arts & crafts
Martial arts	Rock climbing	Music classes
Soccer	Ballet	Children's carnival
Family yoga	Story art	and more..
Open play	Children's museums	

Our partners love us: over $700k has gone back to these local businesses through working with Pearachute.


"The partnership of Gratitude Yoga with Pearachute complements both businesses equally.
As a yoga instructor and business owner, I have met some lovely families through Pearachute. It has been very inspiring to teach yoga and meditation to all ages in our "kids & family" yoga class."
gratitude YOGA
– Lisa Scurlock
Gratitude Yoga Chicago

A more comprehensive activity-booking solution.

Pearachute is the first comparable product to launch in multiple markets, and our
solution provides more flexibility for our users and more convenience and better usability
for our partners.

There are 75 million millennials about to have 75M babies, and 78% of them prefer to spend money on experiences over things...this is how they will raise their children.

Each year, American families spend $32B on kids' activities and millions of that is wasted
in unattended classes because of changing nap schedules, runny noses, and surprise
visits from Grandma. When you include family entertainment like movies and live
performances, that number jumps to $100B each year.



And this market is only going to get bigger.



[PewResearch]

Our business model is simple and proven to work:

- We make our revenue through subscriptions of $39, $79, and $199 per month depending on which plan our members select.
- We pay our partners a discounted drop-in rate each time a child attends a class or activity.
- Our margins average 24-45% across all products and markets.
- We profitably acquire every single member.

Traction:


ON TRACK TO 5X SUBS IN 2017
Jul
Aug
Sep
Oct
Nov
Dec
Jan '17
Feb '17
Mar '17
Apr '17
May '17
Jun '17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17


WE'RE DOMINATING SUPPLY
6X YTD
Plot Area
Monthly Inventory
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov


2017 REVENUE GROWTH
4X
YoY
Plot Area
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Sales
COGS


USER CHURN
-62%
Jan '17
Feb '17
Mar '17
Apr '17
May '17
Jun '17
Jul '17
Aug '17

The parenting and tech worlds love Pearachute!

> "Introducting Pearachute, a new Chicago-based activity tracker app designed to offer your family convenient, on-demand class options that will ultimately save you time and money."
>
> Stephanie Benavidez, Member of the Chicago Parent Blog Network

As seen in:



What's next:

- Product Roadmap:
  - Q4: adding the ability to book birthday parties through Pearachute. Upgrading our native iOS and Android apps.
  - Q1: Launching the new Pearachute native apps. Adding the ability to book birthday parties.

- Business Growth:
  - 5x user growth in Chicago, Dallas, Kansas City, SF, and DC
  - Proving the scalability of our market launch playbook.
  - Improve user attrition, average revenue per user, and daily active users. through better inventory and continuous product improvement.

Our Founding Story:

Founder's story
Desiree Vargas Wrigley

When I had my first son, Griffin, I was one of the first of my friends in Chicago to have a baby. I didn't have a group to turn to get advice, and it wasn't until my son entered daycare that I even realized I could sign him up for classes. At that point, I had missed the registration deadlines and ended up with an 8am soccer class that I ended up skipping because we couldn't get out the door. I ultimately canceled and decided to try swimming, which was across the street. But after my second son, Aedan, arrived, I found it even more difficult to make it to scheduled classes. I thought there had to be a better way. I order my groceries, diapers, and coordinate my babysitters from my phone, why couldn't I manage our recreational life as a family that way too?

So, with the help of an amazing team, we created Pearachute to make it easier and more affordable for families to discover and enjoy activities they all love.

For my family, the impact has been incredible. As a working mom/stepmom, Mondays are easier when I've taken the time to be truly present with my children as we play with clay or dance around a music class. And as a passionate promoter of entrepreneurs, I couldn't be prouder of the fact that we've generated nearly $200,000 in revenue for local business owners.

I hope you'll join us in bringing Pearachute to so many more cities with parents eager to spend more time playing and less time planning and business owners looking to connect with the families in their communities.

Backed by a strong and experienced board:





Desiree Vargas Wrigley
Founder & CEO

Sam Yagan
Chairman

Paul Lee
Board Member

Founder & CEO: Desiree Vargas Wrigley

Prior to launching Pearachute, Desiree founded one of the world's first crowdfunding platforms, GiveForward. After Yale, she worked at the Kauffman Foundation, where she discovered her passion for the impact entrepreneurship has on our communities.

Chairman: Sam Yagan

Sam is best known as the co-founder of OkCupid, and in 2013 was named to Time Magazine's "100 Most Influential People in the World" list. Sam also serves as the Vice-Chairman of Match.com.

Board Member: Paul Lee*

Paul is a general partner at Builders VC and the CEO and co-founder of Builders Studios. As a former general partner at LightBank, Paul led investments in several successful internet firms, such as Udemy, CoffeeMeetsBagel, ElaCarte, Talentbin, Cleversense, and Contently. Paul also serves as an Adjunct Lecturer of Entrepreneurship at Northwestern's Kellogg School of Management.

*Paul's role on the board is as an observer, he has no managerial or voting rights.

Our Team



Our team is a group of women passionate about making life easier for parents and more fulfilling for children. Among us, we have over 35 years of early stage start-up experience and nearly 30 years of mother and caregiver experience. We understand both sides of our market, and we are thrilled by the impact we're having on both.

Our Investors










Corazon Capital   Genevieve Thiers   Sam Shank   Matt McCall

Our current investors include individuals and firms with long histories of success, both as investors, and as entrepreneurs themselves. They provide consistent guidance, insight, and support to help Pearachute achieve profitable, sustainable growth.



"As an investor, I'm a big fan of the team and the market opportunity.

As a parent, I'm impressed with the product and the impact it has on families."

Sam Yagan
CEO ShopRunner, founder of OKCupid



"Investing in Pearachute was one of the easiest investment decisions I've ever made. The need for Pearachute is real. The market is large. The team is outstanding. All the pieces are in place.

It's go time!"

— Ethan Austin Director, TechStars LA

We love investing in founders who use technology to take on massive, dated industries. Desiree and Ethan helped pioneer crowdfunding, and now she and her team at Pearachute are redefining the kids' activity space.



— David Cohen
Techstars Founder & CEO

We are a values-driven company:

Inspiring Children's Curiosity and Passion.

We strive toward this mission by empowering parents and caregivers through convenience and choice. To us, this means making the best kids' classes and activities available at the touch of a button, allowing parents to drop-in and explore during times that fit their schedule with the flexibility to accommodate late naps, stuffy noses, and unplanned visits from grandparents.

Strengthening Local Businesses.

Pearachute is not just about the bond between children and the people who care for them. We work closely with our partners to help them identify new ways to engage with their neighbors and grow their business.

Supporting Women Entrepreneurs.

The vast majority of our partners are women owned and operated businesses, started by founders who took their passion and created value for their local communities. A big part of our vision here at Pearachute is strengthening those businesses so they can continue to do the work they love in a sustainable way.

One of the main reasons we're partnering with Republic is to empower women to invest in each other. Our hope is that these women owners contribute to and benefit from the successful outcome of Pearachute.

"The day that Ewing Kauffman, a personal idol, merged his

company with Dow Chemical he made 300 people millionaires. Those were factory workers and executive assistants–not just investors. My hope is that when we have our exit, we make 300 people millionaires... and that at least 151 of them are women."

- Desiree Vargas Wrigley, Pearachute Founder & CEO

Endorsed by



118 Capital

Catalyzing early-stage impact through information

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Technori

Since 2010, we've featured 275+ startups that later raised more than $260 million in venture capital.

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Latino Startup Alliance

Empowering the next generation of Latino startups and innovators

323 members

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About Pearachute

Legal Name
Pearcahute Inc.

Founded
Nov 2015

Form
Delaware Corporation

Employees
12

Website
https://www.pearachutekids.com/

Social Media



Headquarters



Eckhart Park
NEAR NORTH SIDE
360 Chicago
Holy Name Cathedral
RIVER NORTH
Navy Pier
theMART
DuSable Bridge
Chicago French Market
NEW EAST SIDE
320 W. Ohio Street 3W , Chicago, IL
Map data ©2017 Google

Pearachute team

Everyone helping build Pearachute, not limited to employees



Desiree Vargas Wrigley
Founder & CEO

Prior to launching Pearachute, Desiree founded one of the world's first crowdfunding platforms, GiveForward. After Yale, she worked at the Kauffman Foundation, where she discovered her passion for the impact entrepreneurship has on our communities.

in



Sam Yagan
Chairman

Sam is best known as the co-founder of OkCupid, and in 2013 was named to Time Magazine's "100 Most Influential People in the World" list. Sam also serves as the Vice-Chairman of Match.com.



Paul Lee
Board Member (Observer)

Paul is a general partner at Builders VC and the CEO and co-founder of Builders Studios. As a former GP at LightBank, Paul led investments in several successful internet firms, such as Udemy, and CoffeeMeetsBagel.



Brittany Graunke
VP of Operations & Finance

in



Erica Alhorn
VP of Membership

in



Josephine Blough
Director of Partner Relations



Meghan McCambridge
Director of Partnerships



Brittany Perlmutter
Director of E-Marketing



Caitlin Gillis
Digital Marketing Manager

in

Press

[Article URL]   **Add press**

The article should mention the company directly and come from a
reputable source.



Pearachute on Shark Tank Gets Customers To Invest $25,000 Each

🎭 2Paragraphs.com · Oct 29, 2017

by 2Paragraphs in Business Spotlight | October 29, 2017 Desiree Vargas Wrigley of Chicago, Illinois is the savvy entrepreneur behind Pear…

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Pearachute Founder Desiree Vargas Wrigley Shares Insight into Successful Crow…

Ampproject · May 10, 2017

Desiree Vargas Wrigley is the founder of two companies, GiveForward and Pearachute. GiveForward is the well-known donations based crowdfu…

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Startup Showcase: Pearachute Founder Desiree Vargas Wrigley

📻 WGN Radio - 720 AM · Mar 25, 2017

Scott Kitun is back for week two of Startup Showcase. First, WGN Radio producer Michael Heidemann joined him in the studio to talk about …

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Pearachute, a business for kids, now counts their parents as investors

🗞 chicagotribune.com · Mar 16, 2017

For inexperienced investors looking to back private companies, a business they already patronize as customers can be an attractive target…

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Pearachute Kids Has Landed In Dallas : Moms, We ALL Need Pearachute!

🎨 Dallas Moms Blog · Jan 12, 2017

This post has been sponsored by Pearachute Kids - Dallas. All opinions are 100% our own! Have you heard of Pearachute Kids? You haven't? …

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Holiday gift guide 2016: Check out this year's hottest ideas

🔵 ABC7 Chicago · Dec 12, 2016

We are kicking off a week of segments here on ABC7 Eyewitness News at 11 a.m. called our Holiday Gift Guide. It's designed to help you wr…

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In Race to Build Kid-Activity Subscription Services, Pearachute Raises $1.2 M...

TC TechCrunch · Nov 7, 2016

They're starting to crop up here and there, new startups that have appropriated the monthly class-pass model and are focused on children'...

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30-Second Mom

📷 ABC7 Chicago · Jul 29, 2016

If you're looking for ways to keep your kids entertained during these last weeks of summer, 30 Second Mom Elisa All has fast, fun and aff...

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Tech it Out: Apps for mom

📷 ABC7 Chicago · Apr 1, 2016

From freebies to great finds, 2 Moms Media co-founder Sara Fisher stopped with her top picks. Vinted Kids lets parents trade kids clothes...

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Chicago tech companies step in as parents face 1-day CPS strike

C chicagotribune.com · Mar 30, 2016

Chicago startups with kid-focused services are rolling out deals for the planned one-day teacher strike Friday, seeking to fill a gap for...

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New app makes it easier for kids to experience different activities in Chicago

CP Chicago Parent · Feb 15, 2016

Music class. Art and crafts. Soccer. Swimming. Gymnastics. Dance lessons. With more than 400+ activity centers in the Chicago area, it ca...

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Desiree Vargas Wrigley scores a $1.2M seed round for six-week-old Pearachute

b Built In Chicago · Feb 12, 2016

Starting a new company is, by just about every measurable variable, a giant leap of faith. But when you've got a handy-dandy parachute st...

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GiveForward co-founder builds subscription service for kids' activities

C chicagotribune.com · Jan 12, 2016

GiveForward co-founder Desiree Vargas
Wrigley has moved on to her next company, a
monthly subscription service for kids'
activities. Varg...

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FAQ

How are you different from similar
platforms?   ⟩

How does Pearachute make money?

How do you plan on utilizing funds raised
through Republic?

What is Pearachute?

Did Mark Cuban end up investing?

Still have questions? Check the discussion section.

How are you different from similar platforms?

Our simple, intuitive platform, as well as our unique market development playbook have allowed us
to quickly scale both our partner relationships and user-base beyond our home market, and we
have our eyes set on further expansion. Our team and board also bring decades of experience to
the table, and know how to effectively address unmet needs in the market.

Risks

In order for the Company to compete and grow, it must attract, recruit,
retain and develop the necessary personnel who have the needed
experience.   ⟩

The development and commercialization of our services service is highly
competitive.

We depend on third-party service providers and outsource providers for
a variety of services and we outsource a number of our non-core
functions and operations.

In general, demand for our products and services is highly correlated
with general economic conditions.

Security breaches and other disruptions could compromise our
information and expose us to liability, which would cause our business
and reputation to suffer.

Show all Risks

Recruiting and retaining highly qualified personnel is critical to our
success. These demands may require us to hire additional personnel and
will require our existing management personnel to develop additional
expertise. We face intense competition for personnel. The failure to attract
and retain personnel or to develop such expertise could delay or halt the
development and commercialization of our product candidates. If we
experience difficulties in hiring and retaining personnel in key positions, we
could suffer from delays in product development, loss of customers and
sales and diversion of management resources, which could adversely
affect operating results. Our consultants and advisors may be employed by
third parties and may have commitments under consulting or advisory
contracts with third parties that may limit their availability to us.

Show all Risks

Discussion

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 Pearachute Follow 32

$11,175 raised from 28 investors

I believe in the vision of Pearachute and LOVE this product for my family!

 Marylynne Schwartz
Invested about 22 hours ago

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I love pearachute

 Rebecca Greene
Invested about 23 hours ago

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Pearachute has been a great resource for me as a mother. I fully believe in this company!

 Kristin Fauntleroy
Invested about 23 hours ago

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